August 17, 2006

Mail Stop 4561

William Kamer
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Blvd., Suite 200
Santa Monica, CA 90401

      Re:	Douglas Emmett, Inc.
		First Amendment to Registration Statement on Form S-11
      Filed August 4, 2006
		File No.  333-135082

Dear Mr. Kamer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to prior comment 1. It appears that your formation transactions provide contributors with relative interests in your company (through the issuance of REIT shares or convertible
OP units). However, the precise number of units or shares to be issued to contributors (and thus the percentage interest in the company to be retained by the contributors) will not be determined until the time the offering is priced. In addition, the value of the contributors` interest also has not been fixed, other than to provide that it shall not be less than $1 billion. Because you have not sufficiently fixed a material term of the private placement, it appears that the formation transactions were not completed before you filed the registration statement. Accordingly, you may not rely on
Rule 152 to avoid integration. Please provide us with an alternative analysis explaining why the formation transactions should not be integrated with this offering. If integration is warranted, please tell us why the transactions do not constitute a roll-up within the meaning of Item 901 of Regulation S-K. In addition, please provide us with your analysis of any contingent liability that may arise as a result of integration.
2. We note your response to prior comment 53. Please provide us with a copy of the underwriting agreement prior to filing it as an exhibit to this registration statement.

Summary, page 1

Structure and Formation of Our Company, page 8
3. We note your response to prior comment 7. Please disclose on page
9 when the payments will be made by your predecessors, the form of payment, and how much you expect to receive.

Conflicts of Interest, page 15
4. Please discuss conflicts related to the control your predecessors exercised over the formation transactions and the lack of third-party appraisals of the properties to be acquired.

Dividend Policy, page 45
5. Please disclose what part of the initial distribution you expect to represent a return of capital.

MD&A, page 56

Historical Investment Performance..., page 61
6. Please tell us how IRR accounts for distributions in excess of distributable cash, if at all. Also, in note (4), please explain why certain payments were excluded from net distributions to the general partner.

Liquidity and Capital Resources, page 76
7. We note your response to prior comment 33. Please revise to quantify the amounts of debt incurred in each period to fund excess distributions and indicate whether this debt is still outstanding.

Douglas Emmett, Inc. and Subsidiaries

Pro Forma Consolidated Financial Statements, page F-4
1. Within the second full paragraph on page F-4, you refer to
$66.0
million in contributions to DERA by the predecessor principals.
We
note that the DERA financial statements disclose contributions of
$60
million. Please reconcile these two amounts or otherwise advise us, as appropriate.

Adjustments to the Pro Forma Consolidated Balance Sheet
2. We note your response to prior comment 56 and your conclusion that where there is no change in ownership as a result of an exchange transaction (and therefore no economic substance to the transaction) that historical cost accounting treatment is appropriate. Please expand your disclosure in Note E to indicate why you believe the acquisition of DECO and PLE by DERA lacks economic substance and indicate that this is why you are accounting for these acquisitions at historical cost. In addition, please tell us how you concluded that some of the transactions could be treated as nonsubstantive when there is not mirrored ownership for all combining entities.
3. We note your response to prior comment 56. Please amend your pro-forma financial statements and the notes thereto, accordingly, to apply the guidance under SFAS 141 and EITF 02-5 to all acquired non-controlling interests regardless of whether they are affiliates if that is the appropriate accounting. Specifically identify the acquisition interest(s) which you have accounted for as a reorganization of entities under common control in Note B on page F-
9. Please revise note D, as appropriate, as indicated in your response to prior comment 56.

Adjustments to the Pro Forma Consolidated Statements of Operations
4. We note your response to prior comment 58 but still require further clarification. Please supplementally explain to us why the amounts of the Pro Forma adjustments in Note (BB) for the six-month period ended June 30, 2006 don`t represent approximately one-half of the amounts of the adjustments made to the full year ended December
31, 2005. For example, we note the adjustment to depreciation expense was $81,785,000 for the year ended December 31, 2005. Why is the adjustment for the six-month period ended June 30, 2006 only $32,407,000 when we would have anticipated that it would have been approximately one-half of the annual amount?
5. With respect to Note (EE) and the March 2006 acquisition of the Villas at Royal Kunia, please explain why the adjustment for depreciation expense for the six months ended June 30, 2006 is only
$526,000 when the annual adjustment for the year ended December
31,
2005 was $5,021,000.


      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Howard Efron at 202-551-3439 or Steve
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Gregg A. Noel (via facsimile)




William Kamer
Douglas Emmett, Inc.
August 17, 2006
Page 4